Exhibit (d)(15)

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (this “Agreement”) is entered into as of April 16, 2012, by and among The Edelman Financial Center, LLC (the “Employer”), Fredric M. Edelman (“Employee”) and Lee Summer LP, a Delaware limited partnership and owner of Summer Holdings II, Inc. (“Holdco”).

W I T N E S S E T H:

WHEREAS, pursuant to an Agreement and Plan of Merger by and among Summer Holdings II, Inc., a Delaware corporation (“Parent”), Summer Merger Sub, Inc., a Texas corporation (“Merger Sub”), and The Edelman Financial Group Inc., a Texas corporation (the “Company”), dated as of the date of this Agreement (the “Merger Agreement”), Merger Sub will be merged with and into the Company with the Company as the Surviving Corporation (as defined in the Merger Agreement), in accordance with the Texas Business Organizations Code (the “Merger”);

WHEREAS, following the date on which the closing of the transaction contemplated in the Merger Agreement (the “Closing”) occurs (the “Closing Date”), funds affiliated with Lee Equity Partners, LLC along with certain employees and members of management will own interests in Parent and the Employer indirectly through Holdco;

WHEREAS, it is a condition precedent to the obligation of Parent and Merger Sub to consummate the transactions contemplated by the Merger Agreement that this Agreement be in full force and effect;

WHEREAS, pursuant to a Contribution Agreement by and between Employee, Holdco and The Edelman Financial Center, Inc., a Virginia corporation all of the outstanding shares of which are owned by Employee (“EFC, Inc.”), dated as of even date herewith (the “Contribution Agreement”), Employee will or will cause EFC, Inc. to (subject to the conditions set forth in the Contribution Agreement and the consummation of the Merger) contribute, transfer and assign to Holdco all of their respective rights, titles and interests in and to a specified amount of the EFC Interests (as defined in the Contribution Agreement) owned by each of them, in each case, in exchange for the Equity Participation (as defined below);

WHEREAS, Holdco and the Employer recognize the importance of Employee to the Employer and to the Employer’s ability to obtain and maintain relationships with the clients of the Employer and Holdco after giving effect to the transactions contemplated in the Merger Agreement and the Contribution Agreement (the “Reorganization”);

WHEREAS, Holdco and the Employer wish to be assured that during Employee’s period of employment and for a specified period thereafter as provided herein, Employee will not compete with Holdco and any Controlled Affiliate or solicit any clients or customers of Holdco or any Controlled Affiliate during such period and will not, by such competition or solicitation, damage Holdco’s or any Controlled Affiliate’s goodwill among its clients and the general public;

WHEREAS, after giving effect to the Reorganization, Employee will have an indirect ownership interest in the Employer through (i) his ownership of a significant portion of the outstanding partnership interests of Holdco and (ii) his governance rights under the LLC Agreement (as defined below) (collectively, the “Equity Participation”);

WHEREAS, pursuant to a limited liability company agreement of Lee Summer GP, LLC, Holdco’s general partner (the “General Partner”), by and among Employee and affiliates of Lee Equity Partners, LLC, dated as of even date herewith (the “LLC Agreement”), Employee will have certain rights with respect to the governance of the General Partner, Holdco and any Controlled Affiliate (including the Employer); and

WHEREAS, Employee desires to accept continued employment on the terms of this Agreement and to induce Holdco to consummate the Reorganization.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, and other valuable consideration, including, without limitation, Employee’s Equity Participation, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereby agree as set forth in this Agreement.

1. Employment and Employment Period.

(a) Position and Duties.

(i)  Subject to the terms and conditions of this Agreement, the Employer agrees to employ Employee, and Employee agrees to remain in the employ of the Employer, during the Employment Period referred to in Section 1(b).

(ii)  During the Employment Period, Employee will serve as the Chief Executive Officer of the Employer, Holdco, the General Partner, Summer Holdings I, LLC (“Holdings I”), the Company and Parent with respect to the business of the Employer, Holdco, the General Partner, the Company and Parent, and shall at all times report directly to the Board of Directors of the General Partner (the “Board”) and be the sole individual holding the title of Chief Executive Officer of the Employer, Holdco, the General Partner, Holdings I, the Company and Parent (and no such entity will have a separate President, unless otherwise mutually agreed upon by the Employer and Employee in writing); provided, that the authority of Employee shall be subject to the authority of the Board to the extent set forth in the LLC Agreement. During the Employment Period, Employee shall at all times have (with respect to Holdco, the General Partner, the Employer, and each other Controlled Affiliate) the powers, authority and duties commensurate with the position of Chief Executive Officer, and shall have the authority to conduct the day-to-day operations of Holdco, the General Partner, the Employer, and each other Controlled Affiliate, subject only to those limitations on such authority specified in the LLC Agreement. Employee shall have such other powers, authority and duties as may reasonably be assigned or delegated to Employee from time to time by the Board so long as such duties are commensurate with the position of Chief Executive Officer. During the Employment Period, (x) the General Partner will have no ownership interests in any entity other than Holdco, and will engage in no businesses or other activities other than acting as the general partner of Holdco, and (y) all of the officers and employees of the General Partner, Holdco, Parent, the Employer and

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each other Controlled Affiliate will report (directly or indirectly) to Employee; provided that, for the avoidance of doubt, the immediately preceding clause (y) shall not apply to George Ball to the extent that he is the non-executive chairman of the Board or otherwise employed by Holdco or a Controlled Affiliate in a similar non-operational capacity (e.g., Senior Adviser).

(iii)  At all times during the Employment Period, Employee agrees to (A) devote substantially full business time and attention and energies to the duties of Employee’s employment under this Agreement, and (B) use Employee’s best reasonable efforts to promote the business of Holdco and the Controlled Affiliates. Notwithstanding the foregoing, during the Employment Period and thereafter, Employee may continue to serve on any board of directors or trustees of any business corporation or any charitable organization which he currently serves, each set forth on Annex A attached hereto and subject to the prior approval of the Board during the Employment Period, which shall not be unreasonably withheld, Employee may accept appointment to serve on any board of directors or trustees of any business organization or any charitable organization, so long as, in each case, (x) such activities do not, individually or in the aggregate, conflict or materially interfere with the performance of Employee’s duties or obligations hereunder and (y) such business organization is not engaged in activities that compete with the business of Holdco or any Controlled Affiliate. Notwithstanding anything to the contrary contained in this Agreement, Employee’s activities with respect to: (1) his and his family’s investments, (2) not-for-profit promotion of financial literacy and consumer education and public policy (“Not For Profit Activities”) and (3) political activities (collectively, the “Permitted Activities”) shall each be permitted under the terms of this Agreement during the Employment Period and thereafter so long as, in each case, such activities do not during the Employment Period, individually or in the aggregate, conflict or materially interfere with the performance of Employee’s duties or obligations hereunder and are not directly competitive with the business of Holdco or any Controlled Affiliates. Subject to the Not For Profit License granted below, Employee shall not use or apply for any Trademark (as defined below) that contains or incorporates Employee’s name (or any portion or abbreviation thereof; such Trademarks the “Edelman Trademarks”), including without limitation “RIC EDELMAN” and “EDELMAN”, within the financial services field. At all times during the Employment Period and thereafter, (i) the Employer shall not (and shall procure that none of Holdco, the General Partner or any Controlled Affiliate) use or apply for any Edelman Trademark outside of the financial services field, and (ii) the Employer shall procure that all uses of any Edelman Trademark owned by Employer, Holdco, the General Partner, or any Controlled Affiliate within the financial services field, and all business otherwise conducted by any of them under the “Edelman” brand name, are conducted exclusively by Holdco or a Controlled Affiliate and shall not cause disparagement or otherwise diminish the reputation of Employee. For the avoidance of doubt, nothing contained herein shall restrict Employer, Holdco or any Controlled Affiliate that owns any Edelman Trademark from (i) licensing or otherwise retaining a third party to use such Trademark on an arms-length basis or (ii) transferring legal title to any such Trademark to a purchaser of all or any portion of the business conducted by Holdco and Controlled Affiliates under the “Edelman” brand name (in each case, subject to the same standards of use and restrictions set forth herein with respect to Holdco’s and Controlled Affiliates’ use of such Edelman Trademark). During and after the Employment Period, Employer hereby grants (on its own behalf and on behalf of Holdco, the General Partner and each Controlled Affiliate) to Employee, and Employee hereby accepts, a non-exclusive, worldwide, royalty-free, fully paid-up, nontransferable right and license to use any Edelman Trademark in connection with any Not

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For Profit Activity (the “Not For Profit License”). Employee agrees that he shall use his best reasonable efforts to procure that any goods or services provided by Employee under the Not For Profit License shall be at least equal the standards of quality generally accepted in the industry to which such goods or services relate and shall not cause disparagement or otherwise diminish the quality or reputation of the Edelman Trademarks. Employee shall also use his best reasonable efforts to procure that no use by Employee of the Edelman Trademarks (both within and outside of the financial services industry) or any other Trademark that Employee may obtain outside of the financial services industry is confusingly similar to Employer’s use thereof. Employer shall have the right to reasonably inspect and audit Employee’s use of the Edelman Trademarks to ensure and confirm Employee’s compliance with the provisions of this Section. For the avoidance of doubt, the Not For Profit License granted under this Section is strictly limited to exclusively Not For Profit Activities and does not extend to Not For Profit Activities that are offered in conjunction with any for-profit activities. Employer shall have the right to terminate the Not For Profit License in the event that (i) goods or services provided by Employee under the Not For Profit License are not at least equal to the standards of quality generally accepted in the industry to which such goods or services relate; or (ii) use of the Edelman Trademarks by Employee causes material disparagement or otherwise materially diminishes the quality or reputation thereof and, in either case, Employee does not remedy the foregoing within sixty (60) days from written notice thereof to Employee.

(b)  Employment Period. The “Employment Period” shall begin on the Closing Date and end on the fourth anniversary thereof, unless earlier terminated by the Employer or Employee as provided in Section 4 hereof; provided, however, that commencing on the fourth anniversary of the Closing Date and on each anniversary thereafter (each an “Extension Date”), the Employment Period shall be automatically extended for an additional one-year period, unless the Employer or Employee has provided the other party hereto at least 90 days prior written notice before a particular Extension Date that the Employment Period shall not be so extended on such Extension Date.

(c)  Place of Employment. During the Employment Period, Employee will travel on business of the Employer to an overall extent substantially consistent with the historical business travel practices of Employee for the Employer and the Company prior to the Closing Date (for the avoidance of doubt, with determinations regarding particular travel plans being made by Employee in his sole discretion, consistent with the historical travel practices of Employee for the Employer and the Company prior to the Closing Date). Except when engaged in travel on behalf of the Employer, Employee’s place of employment shall at all times during the Employment Period be within a 10 mile radius of Fair Oaks Mall in Fairfax, Virginia.

(d)  Key Man Insurance. During the Employment Period, the Employer shall have the right from time to time to purchase, increase, modify or terminate insurance policies on the life of Employee for the direct benefit of the Employer and its assignees, in such amounts as the Employer shall determine in its reasonable discretion (provided that the Employer shall cease to carry such insurance coverages at the end of the Employment Period, and shall offer Employee the opportunity to receive an assignment of any such coverages then in effect to Employee (or an estate planning vehicle thereof) at the end of the Employment Period at Employee’s expense). In connection therewith, Employee shall, at such time or times and at such place or places as the Employer may reasonably request with reasonable frequency,

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submit to such physical examinations and execute and deliver such documents as the Employer may reasonably deem necessary or desirable to obtain such insurance; provided, that the Employer shall reimburse the Employee for any out of pocket expenses reasonably incurred by the Employee in connection therewith.

(e)  Effectiveness of Agreement. This Agreement shall constitute a binding agreement between the parties as of the date hereof, to become effective as of the Closing Date. For the avoidance of doubt, if the Merger Agreement is terminated for any reason without the Closing Date having occurred, this Agreement shall be terminated without obligation or liability on the part of any party hereto.

2.  Compensation.

(a)  Salary. During the Employment Period, the Employer shall pay Employee, in accordance with its normal payroll practices, a base salary at the rate of $750,000 per annum (the “Annual Base Salary”). All compensation shall be subject to all applicable tax withholding and similar requirements under applicable law.

(b)  Incentive Compensation. For each fiscal year ending during the Employment Period, Employee shall be eligible to receive an annual cash bonus (the “Annual Bonus”) to be based upon such reasonable discretionary and reasonable objective performance criteria as are established by the Board in consultation with the CEO. The Employee’s target Annual Bonus opportunity for any fiscal year that ends during the Employment Period shall not be less than $450,000. Employee’s actual Annual Bonus for any fiscal year may vary between 0% and 200% of target. The Annual Bonus payable to Employee shall be payable within 30 days after the completion of the audited financial statements for the applicable fiscal year, but in any event no later than the earlier of (i) the end of the calendar year following the calendar year in which they are earned or (ii) such time as bonuses are paid to other senior executives of Holdco and the Controlled Affiliates.

3.  Benefits.

(a)  Generally. During the Employment Period, Employee shall be eligible to participate in all medical, dental and life insurance plans and policies, and all pension and retirement plans and disability plans, which are made available to the most senior executives of Holdco, the Employer or any other Controlled Affiliate. The Employee shall be entitled during the Employment Period to such annual vacation and to such reimbursement of expenses, each in accordance with the Employer’s policies in effect from time to time with respect to senior executives. Such programs, plans and policies referenced in the immediately two preceding sentences shall be in the aggregate at least substantially equivalent to the employee benefit programs, plans and policies maintained by the Employer and the Company immediately prior to the Closing Date in which Employee participates. Employee shall be entitled to receive perquisites during the Employment Period that are consistent with those that are received by the most senior executives of Holdco, the Employer or any other Controlled Affiliate (including but not limited to those that Employee was receiving immediately prior to the Closing Date from the Company and the Employer).

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(b)  Payments to Representatives. In the event of Employee’s death or other inability to receive payments under this Agreement, payments which have accrued as of the date of death or other inability to receive payments shall be made to Employee’s estate, heirs or other representative as may be legally appropriate.

4.  Termination of Employment.

(a)  Termination for Cause. This Agreement (and the Employment Period) may be terminated during the Employment Period by the Employer for Cause (as defined below), provided, the Employer delivers written notice to Employee specifying in reasonable detail the reasons therefor. The term “Cause” shall mean any of the following:

(i)  Employee’s conviction of (or plea of nolo contendere to) a felony under the laws of the United States or any state thereof;

(ii)  Employee’s conviction of (or plea of nolo contendere to) any other crime under the laws of the United States or any state thereof involving embezzlement, fraud, or the intentional violation of securities law; or

(iii)  an intentional material breach by Employee of any material provision of this Agreement or the LLC Agreement; provided that, for any such breach of a provision of this Agreement (other than any contained in Section 6 hereof) or a provision of the LLC Agreement, (A) Employee has been given (x) written notice by the Employer of such breach within 90 days of the Employer’s knowledge of the occurrence thereof, (y) if requested by Employee (and provided that such breach is not substantially similar to a breach of this Agreement or the LLC Agreement (as applicable) for which notice has been given and a cure effected within the immediately preceding 30-month period), a hearing before the Board (with reasonable advance notice thereof) at which the Board has considered whether such breach has occurred and, if so, whether it merits Employee’s termination, and (z) a period of 15 Business Days to cure such breach (following the Board meeting referenced in the prior clause, if applicable, provided that no such opportunity to cure shall be required if such breach is substantially similar to a breach of this Agreement or the LLC Agreement (as applicable) for which notice and an opportunity to cure has been given within the immediately preceding 30-month period) and (B) if (1) Employee cures the action to the reasonable satisfaction of the Employer within such 15 Business Day time period, or (2) in the case of a breach which cannot be cured within the 15 Business Day cure period, Employee undertakes to cure the action in a manner and within a time period reasonably acceptable to the Employer and Employee so cures the action to the reasonable satisfaction of the Employer within such agreed time period, then the action contained in the notice shall not constitute “Cause” hereunder (it being understood and agreed that in no event shall this notice and opportunity to cure apply to any breach of Section 6 of this Agreement); provided, further, that no act or failure to act on Employee’s part shall be deemed to be intentional if (x) taken (or failed to be taken) at the direction of the Board, or (y) taken (or failed to be taken) in good faith reliance on the advice of counsel that such action (or inaction) is required by law or regulation, or the advice of Holdco’s counsel that such action (or inaction) is in accordance with the terms of the this Agreement or the LLC Agreement, as applicable. “Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in Fairfax, Virginia are authorized or required by law to close.

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(b)  Death or Permanent Disability of Employee. Employee’s employment hereunder shall terminate upon Employee’s death. In addition, the Employer shall have the right to terminate Employee’s employment during the Employment Period upon 15 days’ written notice if and when Employee, by reason of injury, illness or similar cause (as determined by a licensed physician selected by Employee and approved by the Employer) is unable to, and has failed to, perform his duties for 120 days within a period of 180 consecutive days.

(c)  Termination Without Cause or Voluntary Resignation. During the first 2½ years of the Employment Period, subject to Section 4(f) hereof, the Employer may terminate Employee’s employment “without Cause” by 15 days’ written notice to Employee delivered after the Closing Date, only if (i)(A) Holdco’s EBITDA for 2012 is less than 85% of the product of (I) the Employer’s actual EBITDA for the portion of 2012 through the Closing Date, multiplied by (II) a fraction the numerator of which is 365 and the denominator of which is the number of days in 2012 through and including the Closing Date, or (B) with respect to any other fiscal year ending within such 2 ½ year period, Holdco’s EBITDA achieved for that year is less than 85% of the target EBITDA set forth in the budget reasonably approved by the Board with respect to Holdco and the Controlled Affiliates for that year or (ii) Employee has engaged in one or more acts of moral turpitude that the Board reasonably and in good faith determines are of such magnitude that, if publicly known, would be reasonably likely to have a significant and adverse effect on the business, financial condition or reputation of Holdco and the Controlled Affiliates. After the first 2½ years of the Employment Period, the Employer, by 15 days’ written notice to Employee, shall have the right to terminate Employee’s employment without Cause for any reason or for no reason, subject to Section 4(f) hereof. Employee, by 15 days’ written notice to the Employer, delivered after the Closing, shall have the right to terminate Employee’s employment during the Employment Period for any reason or for no reason.

(d)  Termination for Good Reason. For purposes of this Agreement, “Good Reason” shall mean: (i) the failure of the Employer to pay or cause to be paid Employee’s Annual Base Salary or any earned Annual Bonus, (ii) any change in reporting structure so that Employee reports to someone other than the Board, (iii) any diminution in Employee’s title or material diminution in Employee’s authority, responsibilities or duties from those described in Section 1(a) hereof without his written consent, (iv) an intentional breach by the Employer, Holdco, the General Partner or a Controlled Affiliate (as applicable) of any material provision of this Agreement, the LLC Agreement, the Management Grant Agreement made as of the date of this Agreement between Holdco and Employee (the “Grant Agreement”) or the Management Equity Plan, (v) relocation of Employee’s principal place of employment to a location more than 10 miles from Employee’s principal place of employment on the date hereof; provided, that any of the events described in clauses (i) through (v) of this Section 4(d) shall constitute Good Reason only if (x) the Employee provides written notice of the event constituting Good Reason within 90 days of Employee’s knowledge of the occurrence thereof and (y) the Employer (or its applicable affiliate, as applicable) fails to cure such event within 15 Business Days following the Employer’s receipt of written notice from Employee describing the event constituting Good Reason (provided that no such opportunity to cure shall be required if such event is substantially similar to an event that occurred within the immediately preceding 30-month period for which written notice was given by Employee pursuant to this definition).

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(e)  Compensation Upon Voluntary Resignation or Termination for Cause. If (i) Employee voluntarily resigns from employment with the Employer without Good Reason (as described in the second sentence of Section 4(c)), or (ii) the Employer terminates Employee’s employment for Cause (as described in Section 4(a)), then the Employer will pay to Employee within 45 days following such termination of employment, (x) any accrued but unpaid Annual Base Salary and vacation earned by Employee before the date of such event as provided for in this Agreement (computed pro rata up to and including the date of Employee’s termination (the “Termination Date”), (y) any earned but unpaid bonus as of the Termination Date for any previously completed fiscal year, and (z) reimbursement for any unreimbursed business expenses incurred by Employee prior to the Termination Date (the amounts set forth in the immediately preceding clauses (x), (y) and (z), the “Accrued Obligations”). Such payment will be in lieu of any other compensation in respect of employment, excepting only such additional employment-related amounts as may be provided for under the express terms of any applicable benefit plans or be required by law to be paid (which amounts will be paid in accordance with such terms or requirements, as the case may be).

(f)  Compensation for Termination without Cause or Termination for Good Reason. If Employee’s employment with the Employer is terminated (i) without Cause (as described in the first sentence of Section 4(c)), or (ii) for Good Reason (as described in Section 4(d)), then, provided the Release Condition (as defined below) has been satisfied on or before the 60th day following the Termination Date, (A) the Employer will pay to Employee an amount equal to (1) the Accrued Obligations plus (2) the product of (x) 1/12th the sum of (I) Employee’s Annual Base Salary in effect at the Termination Date plus (II) an amount equal to the average Annual Bonus paid or payable to Employee for the last three completed fiscal years immediately preceding the Termination Date (or such lesser number of fiscal years that have ended subsequent to the Closing Date), unless the Termination Date occurs in the same fiscal year in which the Closing Date occurs, in which case the target bonus will be used for these purposes, multiplied by (y) the number of months remaining in the Employment Period (the “Severance Payment”), which shall be paid over the remainder of the Employment Period in accordance with the Employer’s normal payroll practices, but only for so long as Employee has not materially breached Employee’s covenants and obligations under Section 6 (provided that, with respect to any such breach that is not intentional in nature, Employee shall be given a reasonable opportunity to cure such breach following written notice thereof from Employer); (B) the Employer will pay to Employee the Annual Bonus to which Employee would have been entitled for the year in which the Termination Date occurs, payable in cash at the same time as such bonus would have been payable to Employee had his employment not terminated, multiplied by a fraction, the numerator of which is the number of days elapsed in the year in which the Termination Date occurs through and including the Termination Date, and the denominator of which is 365; and (C) so long as Employee has not materially breached Employee’s covenants and obligations under Section 6 (provided that, with respect to any such breach that is not intentional in nature, Employee shall be given a reasonable opportunity to cure such breach following written notice thereof from Employer), the Employer will continue to provide Employee with the welfare benefits described in Section 3 for a period through the expiration of the Employment Period; provided, any such welfare benefit shall cease prior to the expiration of the Employment Period if Employee commences receiving coverage from a subsequent employer under a comparable welfare benefit plan. The Severance Payment shall commence to be paid on the first payroll after the 60th day after the Termination Date (and the

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first payment shall include any portion of the Severance Payment that would have been paid during such 60 day period). The payment and continuation of benefits described above will be in lieu of any and all other compensation, benefits and claims of any kind, excepting only such additional amounts as may be provided for under the express terms of any applicable benefit plans or agreement, or be required by law to be paid (which amounts will be paid in accordance with such terms or requirements, as the case may be). The “Release Condition” shall be deemed satisfied for purposes of this Agreement if either (i) Employee has executed a release agreement, substantially in the form attached hereto as Annex B that becomes effective and non-revocable in accordance with its terms on or before the 60th day following the Termination Date or (ii) the Employer has not executed a release agreement, substantially in the form attached hereto as Annex B on or before the 60th day following the Termination Date.

(g)  Compensation for Termination upon Death or Disability. If Employee’s employment is terminated as a result of Employee’s death or Disability as described in Section 4(b), then the Employer will pay Employee (or Employee’s estate or representatives, as the case may be) within 30 days following the Termination Date in a cash lump sum payment, the sum of (i) the Accrued Obligations, plus (ii) the Annual Bonus (or bonus paid under a predecessor bonus plan of the Employer) paid or payable to Employee for the last completed fiscal year immediately preceding the Termination Date multiplied by a fraction, the numerator of which is the number of days elapsed in the year in which the Termination Date occurs through and including the Termination Date, and the denominator of which is 365.

5.  Confidential Information and Intellectual Property.

(a)  During the Employment Period, Employee will have access to, and become acquainted with, confidential proprietary information of the Employer (or its predecessors), including, without limitation, confidential or proprietary investment methodologies, trade secrets, proprietary or confidential plans, Client identities and relationships, compilations of information, Client lists, service providers, business operations or techniques, records, specifications, and data owned or used in the course of business by the Employer (or its predecessors) (collectively, “Confidential Information”). Employee shall not disclose any of the Confidential Information, directly or indirectly, or use them in any way, either during the term of this Agreement or at any time thereafter, except as required in the course of Employee’s employment by the Employer (except to the extent otherwise provided in this Agreement pursuant to the Not For Profit License, and Employee’s rights to author, publish and receive royalties from books that he authors following the termination of his employment which may include discussion of investment strategies and other financial methodologies of the Employer such as rebalancing and diversification but may not for the avoidance of doubt include any specific Confidential Information of the Employer, such as a specific formula for implementing such strategies, proprietary Client lists, allocations of investments in individual client portfolios or actual composites, or similar individually tailored financial information relating to clients of the Employer). All files, records, documents, drawings, specifications, equipment and similar items relating to the business of the Employer (or its predecessors), whether prepared by Employee or otherwise coming into Employee’s possession, will remain the exclusive property of the Employer, and if removed from the premises of the Employer will be immediately returned to the Employer upon any termination of Employee’s employment (except as set forth in the parenthetical to the immediately preceding sentence).

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(b)  Employee acknowledges and agrees that any and all presently existing investment advisory businesses of the Employer (including, without limitation, its predecessors), all businesses developed by the Employer, including by Employee (prior to termination of his employment with the Employer) or any other employee or agent of the Employer, including, without limitation, all investment methodologies, all investment contracts, fees and fee schedules, commissions, records, data, Client lists, agreements, and any other incident of any business developed by the Employer (including, without limitation, its predecessors) or earned or carried on by Employee for the Employer (or any predecessor) or developed by the Employee, including any and all Intellectual Property in the financial services field and rights thereto, are and shall be, the exclusive property of the Employer for its sole use (subject to the Not For Profit License), and (where applicable) shall be, payable directly to the Employer; provided that Employee shall be entitled to retain ownership of the copyrights in (and all rights and royalties from) any books that he has authored prior to the date of this Agreement, each set forth on Annex C attached hereto. “Intellectual Property” shall mean any of the following , as they exist anywhere in the world, whether registered or unregistered: (a) patents, patentable inventions and other patent rights (including any divisions, continuations, continuations-in-part, reissues, reexaminations and interferences thereof); (b) trademarks, service marks, trade dress, trade names, taglines, brand names, logos, corporate names and other source identifiers, and all goodwill related thereto (“Trademarks”); (c) copyrights, mask works and designs, including for the avoidance of doubt copyrights in any books, radio shows, and television programs; (d) trade secrets, know-how, inventions, processes, procedures, databases, confidential business information and other proprietary information and rights; (e) computer software programs, including all source code, object code, specifications, designs and documentation related thereto; and (f) domain names, Internet addresses and other computer identifiers. Employee hereby assigns and promises to assign to the Employer or its designee without additional compensation all of Employee’s right, title, and interest to any Intellectual Property created, conceived, or developed by Employee in the financial services field (other than in connection with Not For Profit Activities), either solely or in conjunction with others, during the Employment Period, including for the avoidance of doubt, any Intellectual Property in for-profit works of authorship, radio shows, television shows, or other content that Employee creates, alone or in combination with others. During and after the Employment Period, Employee will give the Employer any reasonably requested assistance (at the Employer’s expense) to protect and enforce (other than against Employee or his affiliates) such Intellectual Property owned by the Employer in the financial services field, including by executing and delivering to the Employer or its designee such applications, assignments, and other documents as the Employer or its designee may reasonably request in order to apply for and obtain patents or other registrations with respect to such Intellectual Property owned by the Employer in the United States and any foreign jurisdictions and signing papers reasonably requested to carry out the above obligations. For the avoidance of doubt, during and after the Employment Period, the Employer may (a) continue to use in perpetuity consistent with past practice Employee’s name and picture (including for the avoidance of doubt, photographs and stylized pictures) and any materials created during the Employment Period bearing or incorporating such name and picture (including for the avoidance of doubt, photographs and stylized pictures), and (b) rebroadcast or otherwise use any previously recorded radio, television, or other works whose copyright is owned by the Employer, Holdco or any Controlled Affiliate, in each case ((a) or (b)) solely to the extent such use is consistent with (I) applicable United States federal laws, rules and regulations

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applicable to such use by Holdco and the Controlled Affiliates if such use were then occurring in the United States and (II) best practices in the United States investment management industry if such use were then occurring in the United States (for the avoidance of doubt, in the case of (I) and (II), with such standard applying whether or not the actual use by Holdco or any Controlled Affiliate is occurring inside or outside of the United States).

(c)  The Employer and Employee hereby agree that any net revenue from the sale of any books written by Employee during the Employment Period (in any format, whether now existing or developed in the future) (“Book Royalties”) shall be shared equally, fifty percent (50%) to the Employer and fifty percent (50%) to Employee (with arrangements being made at the time of publication for Employee’s share of such Book Royalties to be paid to him directly by the publisher thereof). The Employer shall prepare and retain for a period of no less than five (5) years books and records that contain data reasonably required to verify Book Royalties due to Employee under this Agreement. Employee shall have the right to hire at his own cost, and not more than once per year, an accounting firm, or other qualified audit firm, to inspect such books and records of the Employer during normal business hours, to verify Book Royalties due to the Employee hereunder. For the avoidance of doubt, Employee shall own all rights in and to any books in any format that he authors following the end of the Employment Period.

(d)  Employee acknowledges and agrees that the investment performance of the accounts managed by the Employer was attributable to the efforts of the team of professionals at the Employer and not to the efforts of any single individual, and that therefore, the performance records of the accounts managed by the Employer are and shall be the exclusive property of the Employer. Accordingly, at any time after the date hereof, subject to the other terms and conditions of this Section 5 and the terms and conditions of Section 6, Employee shall use the performance information of the Employer, including, without limitation, the investment performance of any accounts or group of accounts for which Employee was a portfolio manager, only if Employee refrains from taking any credit, explicitly or implicitly, for the achievement of such performance or results (it being understood and agreed that nothing in this sentence shall be construed as relieving Employee from any of Employee’s covenants and obligations under this Section 5 and Section 6).

(e)  As used in this Section 5, (A) the term “Confidential Information” does not include information that (i) becomes or has been generally available to the public other than as a result of Employee’s disclosure in violation hereof; (ii) was available to Employee on a non-confidential basis prior to its disclosure by the Employer (or its predecessors); (iii) is independently developed or becomes available to Employee on a non-confidential basis from a source other than the Employer (or its predecessors); or (iv) is required by law to be disclosed or is reasonably necessary for Employee to defend himself or assert rights in a proceeding involving the Employer or its affiliates; and (B) the term “the Employer” includes Holdco or any Controlled Affiliate (including the Employer).

6.  Agreement Not to Solicit or Compete Under Certain Circumstances. Employee agrees that during the Employment Period and until the fifth anniversary of the Termination Date, he will not, anywhere in the United States, directly or indirectly, for his own account or the account of others (other than on behalf of Holdco and the Controlled Affiliates):

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(i)  engage in the securities brokerage, asset management or investment advisory businesses in competition with Holdco or any Controlled Affiliate (the “Restricted Businesses”), unless expressly approved by the Employer; for the avoidance of doubt, Employee’s activities with respect to his and his family’s investments, the promotion of financial literacy and consumer education and public policy and political activities shall be deemed not to be Restricted Businesses;

(ii)  solicit or accept assets for management or securities brokerage services from any client or customer of Holdco or any Controlled Affiliate (or any person that was such a client or other customer during the one year period preceding such solicitation or acceptance, or who was offered such services in an individually targeted manner during the one year period preceding such solicitation or acceptance), or otherwise request or advise any client or customer of Holdco or any Controlled Affiliate to reduce or cancel any of its business with such persons;

(iii)  induce or attempt to influence any employee of Holdco or any Controlled Affiliate to terminate his or her employment with any such person; or

(iv)  employ any individuals employed by Holdco or any Controlled Affiliate during the one year period preceding such commencement of employment.

For the sake of clarity, nothing in this Section 6 shall prevent Employee from engaging in the Permitted Activities during the Employment Period or following the Termination Date.

7.  Non-Disparagement. From and after the Closing Date and following termination of Employee’s employment with the Employer, (a) Employee agrees not to make any statement (directly or through his representatives) that is intended to become public, or that should reasonably be expected to become public, and that criticizes, ridicules, disparages or is otherwise derogatory of Holdco, any Controlled Affiliate, employees, officers, directors or equityholders and (b) the Employer agrees not to make (directly or through its representatives), and to procure that none of Holdco, the General Partner or any Controlled Affiliates make (directly or through any of their respective representatives), any statement that is intended to become public, or that should reasonably be expected to become public, and that criticizes, ridicules or disparages or is otherwise derogatory of Employee, his affiliates or any of their employees, officers, directors or equityholders; provided that the limitations set forth in this Section 7 shall not apply in respect of any statement that is required to be made by applicable law, or is reasonably necessary in connection with the enforcement of rights under this Agreement, the Merger Agreement, the Contribution Agreement, the limited partnership agreement of Holdco (“LP Agreement”), the LLC Agreement, the Grant Agreement, the Management Equity Plan, or any other written agreement to which Holdco or any Controlled Affiliate, on the one hand, and Employee or any of his affiliates, on the other hand, are parties.

8.  Section 409A of the Code.

(a)  For purposes of this Agreement, “Section 409A” means Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations promulgated thereunder (and such other Treasury or Internal Revenue Service guidance) as in

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effect from time to time. The parties intend that any amounts payable hereunder that could constitute “deferred compensation” within the meaning of Section 409A will be compliant with Section 409A or exempt from Section 409A. Notwithstanding the foregoing, Employee shall be solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of Employee in connection with this Agreement (including any taxes and penalties under Section 409A of the Code), and neither the Employer nor any Controlled Affiliate shall have any obligation to indemnify or otherwise hold Employee (or any beneficiary) harmless from any or all of such taxes or penalties.

(b)  Notwithstanding anything in this Agreement to the contrary, the following special rule shall apply, if and to the extent required by Section 409A, in the event that (i) Employee is deemed to be a “specified employee” within the meaning of Section 409A(a)(2)(B)(i), (ii) amounts or benefits under this Agreement or any other program, plan or arrangement of the Employer or a controlled group affiliate thereof are due or payable on account of “separation from service” within the meaning of Treasury Regulations Section 1.409A-1(h) and (iii) Employee is employed by a public company or a controlled group affiliate thereof: no payments hereunder that are “deferred compensation” subject to Section 409A shall be made to Employee prior to the date that is six (6) months after the date of Employee’s separation from service or, if earlier, Employee’s date of death; following any applicable six (6) month delay, all such delayed payments will be paid in a single lump sum on the earliest permissible payment date.

(c)  Each payment made under this Agreement (including each separate installment payment in the case of a series of installment payments) shall be deemed to be a separate payment for purposes of Section 409A. Amounts payable under this Agreement shall be deemed not to be a “deferral of compensation” subject to Section 409A to the extent provided in the exceptions in Treasury Regulation §§ 1.409A-1(b)(4) (“short-term deferrals”) and (b)(9) (“separation pay plans,” including the exception under subparagraph (iii)) and other applicable provisions of Section 409A. For purposes of this Agreement, with respect to payments of any amounts that are considered to be “deferred compensation” subject to Section 409A, references to “termination of employment”, “termination”, or words and phrases of similar import, shall be deemed to refer to Employee’s “separation from service” as defined in Section 409A, and shall be interpreted and applied in a manner that is consistent with the requirements of Section 409A.

(d)  Notwithstanding anything to the contrary in this Agreement, any payment or benefit under this Agreement or otherwise that is exempt from Section 409A pursuant to Treasury Regulation § 1.409A-1(b)(9)(v)(A) or (C) (relating to certain reimbursements and in-kind benefits) shall be paid or provided to Employee only to the extent that the expenses are not incurred, or the benefits are not provided, beyond the last day of the second calendar year following the calendar year in which Employee’s “separation from service” occurs; and provided further that such expenses are reimbursed no later than the last day of the third calendar year following the calendar year in which Employee’s “separation from service” occurs.  To the extent any indemnification payment, expense reimbursement, or the provision of any in-kind benefit is determined to be subject to Section 409A (and not exempt pursuant to the prior sentence or otherwise), the amount of any such indemnification payment or expenses eligible for reimbursement, or the provision of any in-kind benefit, in one calendar year shall not affect the

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indemnification payment or provision of in-kind benefits or expenses eligible for reimbursement in any other calendar year (except for any life-time or other aggregate limitation applicable to medical expenses), and in no event shall any indemnification payment or expenses be reimbursed after the last day of the calendar year following the calendar year in which Employee incurred such indemnification payment or expenses, and in no event shall any right to indemnification payment or reimbursement or the provision of any in-kind benefit be subject to liquidation or exchange for another benefit.

9.  Miscellaneous.

(a)  280G. Notwithstanding anything contained in this Agreement to the contrary, to the extent that any of the payments and benefits provided for under this Agreement together with any payments or benefits under any other agreement or arrangement between Holdco, the Employer or any other Controlled Affiliate and Employee (collectively, the “Payments”) would constitute a “parachute payment” within the meaning of Section 280G of the Code, then Holdco, the Employer and each other Controlled Affiliate shall each use its or their commercially reasonable efforts to preclude such Payment from being subject to the excise tax imposed pursuant to Section 4999 of the Code (the “Excise Tax”), which for the avoidance of doubt may include seeking stockholder consent to the Payments in the manner prescribed in the Treasury Regulations under Section 280G of the Code, and/or taking reasonable steps to restructure the Payments such that they would no longer be subject to such Excise Tax; provided, however, that in such event Employee shall reasonably cooperate with the Employer and shall take all actions and execute such documents and instruments as shall be reasonably necessary to accomplish such preclusion of the Excise Tax.

(b)  Waivers. Any waiver of any terms or conditions or of the breach of any covenant, representation or warranty of this Agreement in any one instance shall not operate as or be deemed to be or construed as a further or continuing waiver of any other breach of such terms, condition, covenant, representation or warranty or any other term, condition, covenant, representation or warranty nor shall any failure or delay at any time or times to enforce or require performance of any provision hereof operate as a waiver of or affect in any manner such party’s right at a later time to enforce or require performance of such provision or of any other provision hereof, provided, however, that no such waiver, unless it, by its own terms, explicitly provides to the contrary, shall be construed to effect a continuing waiver of the provision being waived and no such waiver in any instance shall constitute a waiver in any other instance or for any other purpose or impair the right of the party against whom such waiver is claimed in all other instances or for all other purposes to require full compliance.

(c)  Modification. Except as otherwise provided in this Agreement, neither this Agreement nor any term hereof may be changed, amended, modified, waived, discharged or terminated except to the extent that the same is effected and evidenced by the written consent of the party against whom enforcement of such change or modification is sought and by written consent of the Employer, which the parties acknowledge is an intended third party beneficiary of this Agreement.

(d)  Injunctive Relief. Employee acknowledges and agrees that it is fair and reasonable that he make the covenants and undertakings set forth in Sections 5 and 6 and

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has done so with the benefit of the advice of counsel. Furthermore, Employee agrees that any breach or attempted breach by him of the provisions of Section 5 or 6 of this Agreement will cause irreparable harm to the Employer for which monetary damages will not be an adequate remedy. Accordingly, the Employer and the Employer shall be entitled to apply for and obtain injunctive relief (temporary, preliminary and permanent) in order to restrain the breach or threatened breach of, or otherwise to specifically enforce, any of the provisions of Section 5 or 6, without the requirement to post a bond or provide other security. Nothing herein shall be construed as a limitation or waiver of any other rights or remedies that may be available to the Employer for such breach or threatened breach. Employee further agrees that the subject matter and duration of the restrictions covered in Sections 5 and 6 are reasonable in light of the facts as they exist today.

(e)  Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the Commonwealth of Virginia without regard to conflicts of law principles. No suit, action or proceeding with respect to this Agreement may be brought in any court or before any similar authority other than a federal or state court located in the Commonwealth of Virginia. Holdco, the Employer and Employee each submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the suit, action or proceeding may be heard and determined in any such court. Holdco, the Employer and Employee each agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court. Holdco, the Employer and Employee each waives any defense of inconvenient forum to the maintenance of any suit, action or proceeding so brought and waives any bond, surety, or other security that might be required of any other party with respect thereto.

(f)  Notices.

(i)  All notices, requests, demands and other communications required or permitted under this Agreement shall be in writing and sent as follows:

If to Employee:	Fredric M. Edelman 4000 Legato Rd., 9th Floor Fairfax, Virginia 22033
With a copy to:	Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 Attention: Robert D. Goldbaum, Esq.
If to the Employer:	The Edelman Financial Center, LLC c/o Lee Equity Partners, LLC 650 Madison Avenue, 21st Floor New York, NY 10022 Attention: Joseph B. Rotberg
With a copy to:	Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, NY 10004 Attention: Donald P. Carleen, Esq.

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(ii)  All notices and other communications required or permitted under this Agreement which are addressed as provided in Section 9(f)(i), (A) if delivered personally against proper receipt shall be effective upon delivery and (B) if sent (1) by certified or registered mail with postage prepaid or (2) by Federal Express or similar courier service with courier fees paid by the sender, shall be effective upon receipt. The parties hereto may from time to time change their respective addresses for the purpose of notices to that party by a similar notice specifying a new address, but no such change shall be deemed to have been given unless it is sent and received in accordance with this Section 9(f).

(g)  Entire Understanding; No Third Party Beneficiaries. This Agreement (together with the LLC Agreement, the Voting Agreement of even date herewith, the LP Agreement, the Merger Agreement, the Grant Agreement, the Management Equity Plan, Contribution Agreement and other written agreements expressly referenced herein) represents the entire understanding of Holdco, the Employer and Employee with respect to Employee’s employment with Holdco and the Employer and Employee’s compensation therefor. Nothing in this Agreement, express or implied, is intended to confer on any person, other than the parties hereto and Holdco (which is a third party beneficiary of this Agreement) and their respective heirs, permitted representatives, successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement. On and after the Closing Date, this Agreement will supersede any and all other agreements relating to the subject matter of this Agreement, written or oral. Specifically, Employee acknowledges that no commitment has been made by the Employer to Employee with respect to any employment beyond the term of this Agreement (whether ending by lapse of time or earlier termination pursuant to its terms) or with respect to any benefit not expressly set forth in this Agreement or incorporated herein by reference.

(h)  Severability. If any of the provisions of Section 6 or any other provision of this Agreement are found by any court of competent jurisdiction (or legally empowered agency) to be in violation of applicable law or unenforceable for any reason whatsoever, then it is the intention of the parties that such provision or provisions be deemed to be automatically amended to the extent necessary to comply with applicable law and permit enforcement. If any of the provisions of Section 6 or any other provision of this Agreement shall be deemed by any court of competent jurisdiction (or legally empowered agency) to be wholly or partially invalid, such determination shall not affect the binding effect of the other provisions of Section 6 or of any of the other provisions of this Agreement.

(i)  Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(j)  Plurals; Gender. Whenever used herein, any singular term in this Agreement will be deemed to include the plural, and any plural term the singular. All pronouns

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and variations thereof will be deemed to refer to the feminine, masculine or neuter, singular or plural, as the identity of the person referred to may require.

(k)  Headings; Interpretation. The various headings contained herein are for reference purposes only and do not limit or otherwise affect any of the provisions of this Agreement. It is the intent of the parties that this Agreement not be construed more strictly with regard to one party than with regard to any other party.

(l)  Assignment. Neither this Agreement, nor any rights or obligations hereunder, may be assigned by one party without the written consent of the other, except that this Agreement shall be binding upon and inure to the benefit of any successor or successors of the Employer, whether by merger, consolidation, sale of assets or otherwise, and reference herein to the Employer shall be deemed to include any such successor or successors.

(m)  Definitions. Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Merger Agreement when used in this Agreement. In addition, for purposes of this Agreement,

(i)  “Controlled Affiliate” shall mean any subsidiary of Holdco or the General Partner and any other entity controlled by Holdco or the General Partner.

(ii)  an interest or position is “publicly traded” if the security underlying it is listed on a national securities exchange or registered under Section 12(g) of the Securities Exchange Act of 1934;

(iii)  a business that is “competitive with the business of the Employer” shall include, without limitation, a business that involves providing Investment Services with respect to investment products that are the same or similar to the investment products offered or reasonably contemplated to be offered by the Employer; and

(iv)  “Investment Services” shall mean any services which involve (A) the management of an investment account or fund (or portions thereof or a group of investment accounts or funds), or (B) the giving of advice with respect to the investment and/or reinvestment of assets or funds (or any group of assets or funds).

(n)  Indemnification. During the Employment Period and thereafter, the Employer shall indemnify Employee to the fullest extent permitted by law against any judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys’ fees) in connection with any claim, action or proceeding (whether civil or criminal) against Employee as a result of Employee serving as an employee, officer or director of the Employer, Holdco, the General Partner, Holdings I, the Company, Parent or any Controlled Affiliate (or any predecessor thereto), or in any other capacity at the request of the Employer, Holdco, the General Partner, Holdings I, the Company, or Parent in or with regard to any other entity, employee benefit plan or enterprise. This indemnification shall be in addition to, and not in lieu of, any other indemnification Employee shall be entitled to pursuant to any other agreement and shall not supersede indemnification rights of Employee arising out of or relating to events occurring prior to the Closing Date. The indemnification obligations of the Employer shall survive during the Employment Period and thereafter and continue until three (3) months after the expiration of any

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applicable statute of limitations with respect to any claim made against Employee for which Employee is or may be entitled to indemnification (the “Survival Period”), and shall survive after the Survival Period with respect to any indemnification claim as to which the Employer has received notice on or prior to the end of the Survival Period. To the extent that the Employer, Holdco, the General Partner, Holdings I, the Company, Parent or any Controlled Affiliate maintains an insurance policy covering the errors and omissions of its directors and officers, Employee shall be covered by such policy in the same manner as the other directors and officers of the Employer, the General Partner, Holdco, Holdings I, the Company, Parent or such Controlled Affiliates (as applicable). Anything in this Agreement to the contrary notwithstanding, this Section 8(n) shall survive the termination of this Agreement for any reason.

(o)  Legal Fees. The Employer shall reimburse Employee, at the Closing, for legal fees (but for actual time charges only) and related expenses incurred by Employee in connection with the negotiation, preparation and entry into this Agreement, the Merger Agreement, the LP Agreement, the LLC Agreement, the Contribution Agreement, the Grant Agreement, the Management Equity Plan and related agreements in connection with the transactions contemplated hereby up to a maximum of $750,000. The Employer shall pay all legal fees and related expenses (including the cost of experts, evidence and counsel) incurred by Employee in connection with any and all disputes arising under this Agreement or such other agreement or plan unless a court of competent jurisdiction has finally determined that the Employer has substantially prevailed in such dispute, in which case Employee shall reimburse the Employer for the payment of such fees.

(p)  Voiding of Agreement. If the Merger Agreement is terminated in accordance with its terms, this Agreement and all the rights and obligations created hereunder shall be rendered void ab initio.

(q)  Holdco Guarantee. Holdco hereby unconditionally and irrevocably guarantees the timely performance of each of the Employer’s obligations under this Agreement.

[Remainder of page intentionally left blank.]

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

THE EDELMAN FINANCIAL CENTER, LLC

By:	/s/ Edward P. Moore
	Name:	Edward P. Moore
	Title:	President

[Signature Page for Employment Agreement of Fredric M. Edelman]

/s/ Fredric M. Edelman
Fredric M. Edelman

[Signature Page for Employment Agreement of Fredric M. Edelman]

LEE SUMMER, LP

By:	Lee Summer GP, LLC, its General Partner

By:	/s/ Mark K. Gormley
	Name:	Mark K. Gormley
	Title:	President

[Signature Page for Employment Agreement of Fredric M. Edelman]